                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be included in statements filed
                    pursuant to Rule 13d-1(a) and amendments
                     thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. ___)


                             USABancShares.com, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   917289 10 0
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                                 (CUSIP Number)


                           James J. McEntee, III, Esq.
                            Harron Finance Group, LLC
                            70 East Lancaster Avenue
                                Frazer, PA 19355
                                 (610) 993-1007
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 7, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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                                  SCHEDULE 13D


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CUSIP No. 917289 10 0                 13D                      Page 2 of 4 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Harron Finance Group, LLC
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       500,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       500,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          500,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                OO
______________________________________________________________________________

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share, of USABancShares.com, Inc., a Pennsylvania corporation (the "Corporation"). The principal executive offices of the Corporation are located at 1535 Locust Street, Philadelphia, Pennsylvania 19102.

Item 2.           Identity and Background.

                  (a)-(c), and (f). This Statement is being filed by Harron Finance Group, LLC, a Delaware limited liability company ("Harron"). Harron was formed for the purpose of investing in the Corporation. The business address of Harron is 70 East Lancaster Avenue, Frazer, Pennsylvania 19355.

                  The members of Harron are Paul F. Harron, James J. McEntee, III, and John F. Quigley, III, each a United States citizen. Paul F. Harron is the President of Harron. The business address for each of Messrs. Harron, McEntee and Quigley is 70 East Lancaster Avenue, Frazer, PA 19355. Mr. Harron is currently President of Harron Management Company, LLC, a private investment company, Mr. McEntee is currently Executive Vice President and General Counsel of Harron Management Company, LLC, and Mr. Quigley is currently Executive Vice President and Chief Financial Officer of Harron Management Company, LLC.

                  (d)-(e). Neither Harron nor any of the above-listed persons has, during the last five years, (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The $750,000 purchase price for the 500,000 shares of common stock acquired by Harron was derived from Mr. Harron, the President of Harron.

Item 4.           Purpose of Transaction.

                  Harron and the Corporation have entered into a letter of intent pursuant to which Harron would make an $8 million investment in the Corporation (the "Investment Transaction"), subject to the parties' entering into a definitive agreement regarding the Investment Transaction. It is expected that such definitive agreement will contain various conditions precedent to the parties' obligations, including but not limited to approval of required amendments to the Corporation's Articles of Incorporation by vote of the Corporation's shareholders and approval of the Investment Transaction by federal and state bank (and bank holding company) regulatory authorities. Harron and the Corporation are in the process of negotiating the terms of such Investment Transaction. In the meantime, the Corporation asked Harron to purchase 500,000 shares of the Corporation's common stock at $1.50 per share, and Harron agreed to do so to demonstrate its commitment to consummating the Investment Transaction. Such purchase by Harron is for investment purposes, and the two transactions are not linked in that neither party is presently legally obligated to proceed with the Investment Transaction.

                  Pursuant to the terms of the letter of intent for the Investment Transaction, the parties presently contemplate that Harron would, among other things, purchase from the Corporation shares of two new classes of preferred stock of the Corporation (and warrants convertible into common stock) such that Harron would be entitled to elect a majority of the directors of the Corporation. Accordingly, it is Harron's present intention to acquire a controlling interest in the Corporation via a negotiated definitive agreement.

                  Other than with respect to the Investment Transaction, Harron may from time to time acquire additional securities of the Corporation in the open market, in privately negotiated transactions or otherwise or dispose of the shares or any other securities of the Corporation that Harron may acquire in the open market, in privately negotiated transactions or otherwise when prices are deemed favorable.

                  As set forth in the letter of intent described above, the parties are also in the process of negotiating the terms of a loan by Harron to the Corporation. In connection with such loan, in the event that the Investment Transaction is not consummated on or before December 31, 2001, Harron would receive a warrant to purchase 1,010,900 shares of the Corporation's common stock at an exercise price of $1.05 per share.

                  Except as set forth above, Harron has no plans or proposals that would result in or relate to any of the matters set forth in Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date of this Statement, Harron beneficially owns 500,000 shares of common stock, constituting 9.0% of the outstanding shares of common stock of the Corporation (the percentage of shares owned being based upon 5,054,545 shares outstanding as of March 31, 2001, as set forth in the Corporation's quarterly report on Form 10-Q for the quarter ending March 31, 2001 on file with the Securities and Exchange Commission). Each of the persons listed in Item 2 of this Schedule may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 500,000 shares, constituting 9.0% of the outstanding shares of the Corporation.

                  (b) Mr. Harron, as the President of Harron, has the sole power to vote and dispose of the 500,000 shares owned by Harron. Each of Messrs. McEntee and Quigley disclaim beneficial ownership of such shares for all other purposes.

                  (c)  None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  As described above, Harron and the Corporation have entered into a letter of intent covering the Investment Transaction pursuant to which, among other things, Harron would purchase from the Corporation shares of a new class of preferred stock of the Corporation such that Harron would be entitled to elect a majority of the directors of the Corporation.

Item 7.           Material to be Filed as Exhibits.

                  The following Exhibits are filed herewith:

                           Exhibit A - Letter of Intent between Harron and the Corporation with respect to the proposed Investment Transaction


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 15, 2001
                            HARRON FINANCE GROUP, LLC


                                By:   /s/ James J. McEntee, III
                                   ----------------------------------------
                                     Name: James J. McEntee, III
                                     Title: Vice President